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WASHINGTON, D.C.

November 22, 2004

Via EDGAR

Larry Greene, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Strategic Partners Style Specific Funds (the “Fund”)
Registration File Nos. 333-82621 and 811-09439

Post-Effective Amendment No. 10

Dear Mr. Greene:

Thank you for your comments, which we received on behalf of the Fund on November 17, 2004, regarding Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of the Fund, which was filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2004 pursuant to Rule 485(a) under the Securities Act of 1933.  Below, we describe the changes the Fund has made to the Registration Statement in response to the staff’s comments and provide the information you requested.

For your convenience, your comments are numbered and presented in italicized text below and each comment is followed by the Fund's response.  The page references that we refer to in the Fund's responses are to the typeset version of Post-Effective Amendment No. 11.  Post-Effective Amendment No. 11 is being filed in order to incorporate responses to your comments, as well as to make additional non-material changes.

I.              General Comments

1.             Pursuant to the SEC staff’s position regarding the release of comment letters and filer responses relating to disclosure filings, the Fund’s responses to SEC staff comments must be filed via EDGAR and include the “Tandy” representation.

As requested, the Fund will file this response letter to the SEC’s staff comments to the Fund’s Registration Statement, which includes the “Tandy” representation below, via EDGAR.

2.             To the extent that SEC staff comments to the Strategic Partners Asset Allocation Funds Post-Effective Amendment No. 11 (Registration File Nos. 333-60561 and 811-08915), which was filed with the SEC on September 22, 2004, apply to the Fund’s registration statement, make appropriate changes.

The Fund has made all applicable changes.

II.            Prospectus

3.             Page 1, Risk/Return Summary

Clarify whether this section applies to all Funds of the Trust or only to a particular Fund.

The Fund believes that the disclosure clearly indicates that this section highlights information about all of the Funds as well as each particular Fund of the Trust and accordingly, the Fund has not revised the format of this section.

4.             Page 4, Risk/Return Summary, Fees and Expenses, Footnote 5

Clarify what is meant by the following sentence: “The expense information for Class A shares has been restated to reflect current fees.”

For the Fund’s prior fiscal year, the distributor voluntarily agreed to reduce its 12b-1 fees for Class A shares, which was not reflected in the fee table.  For the period ending November 30, 2005, the distributor has contractually agreed to reduce its 12b-1 fees for Class A shares, which is reflected in the fee table.  As per the instructions to Item 3 of Form N-1A, if there has been a change in the “Annual Fund Operating Expenses” that would materially affect the information disclosed in the fee table, a Fund must restate the expense information using the current fees as if they had been in effect during the previous fiscal year and in a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.  Accordingly, the Fund believes that the above-mentioned sentence responds to the Form requirements and does not require further clarification.

5.             Page 27, How the Funds Invest, Other Investments and Strategies

Clarify whether investments in money market instruments and U.S. Government securities are for temporary defensive purposes only.

The Funds may invest in money market instruments and U.S. Government securities for both temporary defensive purposes and as part of their overall investment strategies.  Accordingly, the format of this section has been revised for clarification purposes.

6.             Page 29, How the Funds Invest, Short Sales

With respect to short sales, to the extent a borrowed security’s price may go up, add disclosure stating that the risks of investing in short sales can be unlimited.

The following sentence has been added:  “Although the Fund’s gain is limited to the price at which it sold the securities short, its potential loss is limited only by the maximum attainable price of the securities, less the price at which the security was sold and may, theoretically, be unlimited.”

7.             Page 31, How the Funds Invest, Additional Strategies

With respect to the Funds’ investments in IPOs, add disclosure that while IPOs can have a dramatic impact on a Fund’s performance, it is not a fair assumption that an IPO will have such an effect.

The second and third sentences of the third paragraph have been revised to read as follows:  “The price of securities purchased in IPOs can be very volatile.  The effects of IPOs on the performance of a Fund depends on a variety of factors, including the number of IPOs a Fund invests in relative to the size of the Fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value.  As a Fund’s asset base increases, IPOs often have a diminished effect on a Fund’s performance.”

8.             Page 33, How the Funds Invest, Investment Risks

The last bullet point in the risks section of the table states that: “Changes in interest rates may affect the securities of small companies more than the securities of larger companies.”  Clarify what is meant by the term “affect.”

The last bullet point has been revised to read as follows:  “Changes in interest rates may lead to an increase in price volatility of the securities of small companies more than the securities of larger companies.”

9.             Page 35, How the Funds Invest, Investment Risks

The first bullet point in the risks section of the table states that: “Foreign markets, economies and political systems may not be as stable as in the U.S., particularly those in developing countries.”  Does the Total Return Bond Fund invest in developing countries?  If so, add disclosure to that effect.

The Total Return Bond Fund does invest in developing countries.  Accordingly, the following sentence has been added to the beginning of the section entitled “Foreign market risk” on page 19 of the Prospectus:  “The Fund may invest in foreign markets, including those in developing countries.”

10.          Page 35, How the Funds Invest, Investment Risks

The last bullet point in the potential rewards section of the table states that: “Principal and interest on foreign government securities may be guaranteed.”  Indicate by whom such principal and interest will be guaranteed.

The last bullet point in that section has been revised to read as follows:  “Principal and interest on foreign government securities may be guaranteed by the issuing government.”

11.          Page 40, How the Funds Invest, Investment Risks

With respect to derivatives that the Total Return Bond Fund may purchase and sell, add disclosure stating that the Fund properly provides cover for such derivatives, including segregation of its assets consistent with the SEC’s policy.

The following sentence has been added to the Derivatives Strategies section on page 30:   “When the Fund uses derivatives strategies, the Fund designates certain assets as segregated, as required by the Securities and Exchange Commission.”

12.          Page 44, How the Trust is Managed, Advisers and Portfolio Managers

The second sentence of the second paragraph states that: “For each of these Funds, PI has hired two Advisers with different investment philosophies.”  Clarify what is meant by “different investment philosophies.”

The following disclosure has been added:  “For example, one of the Advisers for the Large Cap Growth Fund concentrates in market sectors believed to have the greatest long-term growth potential while the other Adviser looks for stocks of companies that exhibit positive business momentum and earnings surprise.  In addition, one of the Advisers for the Large Cap Value Fund employs a traditional value investment approach while the other Adviser follows a quantitative investment approach.”

13.          Page 44, How the Trust is Managed, Advisers and Portfolio Managers

The first sentence under the heading “Small Cap Growth and Small Cap Value Funds” reads: “Each Adviser manages the portion of the Fund allocated to it by PI….”  Identify and provide the number of Advisers.

The first sentence has been revised to read as follows:  “Each Fund has two or more Advisers, each of which manages the portion of the Fund allocated to it by PI….”  Each Adviser is identified on pages 46-48 of the Prospectus.

14.          Back Cover

Clarify that the Investment Company Act File No. is for all of the Funds of the Trust.

The following sentence has been added:  “Each Fund’s Investment Company Act File No. is 811-09439.

III.           Statement of Additional Information

15.          Page 28, Investment Restriction 2

Investment restriction number 2 states that a Fund may not: “Issue senior securities or borrow money or pledge its assets, except as permitted by the 1940 Act Laws, Interpretations and Exemptions.”  Provide disclosure as to what the 1940 Act Laws, Interpretations and Exemptions currently permit with respect to such borrowings.

The following disclosure has been added:  “For purposes of investment restriction number 2, under the 1940 Act, a Fund can borrow money from a bank provided that immediately after such borrowing there is asset coverage of at least 300% for all borrowings.  If the asset coverage falls below 300%, the Fund must, within three business days, reduce the amount of its borrowings to satisfy the 300% requirement.”

16.          Page 33, Standing Board Committees

Indicate whether the members of the Audit Committee are independent trustees of the Trust.

The first sentence of the second paragraph in this section has been revised to read as follows:  “The Audit Committee consists of the following Independent Trustees: Messrs. Carson (Chair), Stoneburn and Whitehead.”

17.                               Page 34, Standing Board Committees

Identify the members of the Valuation Committee and indicate whether they are independent trustees of the Trust.

Please note that there are no appointed members of the Valuation Committee.  If there is a need for a Valuation Committee decision to be made, the Manager of the Trust will determine the composition of the Valuation Committee based on Board member and Trust officer availability.  Accordingly, the following disclosure has been added:  “There are no appointed members of the Valuation Committee.  If there is a need for a Valuation Committee decision to be made, the Manager will determine the composition of the Valuation Committee based on Board member and Trust officer availability.”

18.          Page 34, Standing Board Committees

Identify the Independent Trustees from other funds in the Prudential mutual fund complex that serve on the Executive Committee.

Please note that the Executive Committee has been disbanded.  Accordingly, the paragraph has been deleted.

19.          Page 40, Matters Considered by the Board

Describe the conclusions made by the Board in its approval of the management and subadvisory agreements.

Please note that this section is currently being revised in light of recent amendments to Item 12 of Form N-1A, relating to disclosure regarding board approval of investment advisory contracts.  The compliance date for those form amendments is March 31, 2005, and the adopting release stated that the compliance date was chosen in order that the amendments would apply to prospective board consideration of advisory contracts.  Accordingly, it is expected that as a fund family, the disclosure will be revised in compliance with the new requirements.

20.          Page 45, Brokerage Allocation and Other Practices

The second to last sentence of the first paragraph reads:  “Orders may be directed to any broker, dealer or futures commission merchant, including to the extent and in the manner permitted by applicable law, Wachovia Securities and its affiliated or one of the Adviser’s affiliates (an affiliated broker).  Please clarify whether this is this directed brokerage, particularly in light of the new rules prohibiting directed brokerage.

The Funds are prohibited from directing brokerage transactions to brokers.  Accordingly, the sentence has been deleted.

*              *              *              *              *

The Fund hereby represents that: (a) the Fund is responsible for the adequacy of the disclosure in the Registration Statement; and (b) the Fund will not use the SEC’s comment process as a defense in any securities related litigation against the Fund.

If you have any further comments, or if you require additional information, please do not hesitate to contact me at (212) 848-7045.

Very truly yours,

/s/ Sheri A. Schreck
Sheri A. Schreck
cc:	Kathryn L. Quirk
Deborah A. Docs